March 6, 2015
FOLEY & LARDNER LLP
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN  53202-5306
414.271.2400 TEL
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WWW.FOLEY.COM

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
030825-0102

Via EDGAR System

Mr. Jeff Long U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Re:	Annual Report on Form N-CSR for Fiscal Year Ended September 30, 2014
(Filed on November 3, 2014)

Dear Mr. Long:

On behalf of our client, FMI Funds, Inc., a Maryland corporation (Investment Company Act File No. 811-07831), which consists of three active portfolios.  The above-referenced annual report (the “Annual Report”) relates to all of the series of FMI Funds, Inc. (each a “Fund” and, collectively, the “Funds”).  Set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Annual Report.  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Funds’ responses (in regular type).

General

1.  When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Annual Report.

Response:  Where applicable, the Funds will update similar disclosure in the Annual Report to respond to the Staff’s comments.

2.  In connection with responding to the Staff’s comments, please provide, in writing, a statement from the Funds acknowledging that:

●	the Funds are responsible for the adequacy and accuracy of the disclosure in the Annual Report;

●
Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report; and

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Jeff Long
U.S. Securities and Exchange Commission
March 6, 2015

●	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We have been authorized to acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Annual Report; (2) Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

3.  We note that the FMI Focus Fund, which is no longer an active series of FMI Funds, Inc., is noted as an active series on the EDGAR system.  Please mark the FMI Focus Fund as an inactive series on the EDGAR system.

Response:  The Funds have marked the FMI Focus Fund as an inactive series on the EDGAR system.

Annual Report

4.  Payables to directors should be disclosed separately in the Statement of Assets and Liabilities.  See Regulation S-X, Article 6-04(12).

Response:  Please note that the directors’ fee expense is accrued daily so that a payment is made to the directors prior to the end of each quarter.  So, in the normal course, there are no amounts payable to directors at the end of the fiscal year.  In future filings, if the Funds have amounts payable to directors at the end of the fiscal year, the Funds will ensure that a line item is included in the Statement of Assets and Liabilities to report this amount.

5.  Any other liabilities that are material (liabilities that are greater than five percent of total liabilities) should be disclosed separately in the Statement of Assets and Liabilities.  See Regulation S-X, Article 6-04(10).

Response:  In future filings, if the Funds have any other liabilities that are material at the end of the fiscal year, the Funds will ensure that a line item is included in the Statement of Assets and Liabilities to report this amount.

Mr. Jeff Long
U.S. Securities and Exchange Commission
March 6, 2015

6.  In the Footnotes to the Financial Statements, the Funds should disclose if the Funds’ investment adviser may recoup fees previously waived, and the material terms on which the adviser may recoup fees.  Additionally, the Funds should disclose the dollar amounts that are subject to recoupment.

Response:  Please note that the current expense limitations arrangements for the Funds do not allow for the recoupment of fees.  In future filings, if applicable, the Funds will disclose that the Funds’ investment adviser may recoup fees previously waived, and the material terms of recoupment.  In such circumstances, the Funds will also disclose the dollar amounts that are subject to recoupment, if any.

7.  The Funds should disclose whether or not they have made any amendments to their code of ethics during the period covered by the report.

Response:  In future filings, the Funds will make the requested disclosure, substantially as follows: “The registrant has adopted a code of ethics that applies to the registrant’s principal executive officer and principal financial officer.  See attached Exhibit 12(a)(1).  The registrant has not made any amendments to its code of ethics during the period covered by this report.  The registrant has not granted any waivers from any provisions of the code of ethics during the period covered by this report.”

* * *
If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer
Enclosures

cc:	Kathy Lauters
FMI Funds, Inc.